August 26, 2016

Ethan Horowitz

Accounting Branch

Office of Natural Resources

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	PetroChina Company Limited
SEC comment letter dated August 17, 2016
File No. 1-15006

Dear Mr. Horowitz,

I refer to your letter to Mr. WU Enlai, dated August 17, 2016, relating to PetroChina Company Limited’s (“PetroChina” or the “Company”) Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 28, 2016.

We are in the process of collecting the relevant information in order to prepare answers to the issues raised. We respectfully request an extension of the deadline to September 30, 2016 for responding to your letter.

Should you have any additional questions or require additional information, please do not hesitate to contact me, or Mr. Mao Zefeng (maozf@petrochina.com.cn; telephone: +86.10.5998.6262; Fax: +86.10.6209.9556), or our attorneys, Yang Ge (email: yang.ge@shearman.com; telephone: +86.10.5922.8027) and Matthew Bersani (email: Mbersani@shearman.com; telephone: +852.2978.8096).

Very truly yours,

/s/ WU Enlai
Name: WU Enlai
Title: Company Secretary